

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 6, 2010

Via U.S. mail and facsimile

Michael Cetrone
President and Chief Executive Officer
Cetrone Energy Company
11010 E. Boundary Road
Elk, WA 99009

> **Re:** **Cetrone Energy Company**
> **Forms 10-K and 10-K/A for the Year Ended December 31, 2008**
> **Form 8-K/A filed November 9, 2009**
> **Form 8-K/A filed January 4, 2010**
> **File No. 333-153381**

Dear Mr. Cetrone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief